CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

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CIBT Undertakes Non-Brokered Private Placement

May 20th, 2011: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT”) CIBT is pleased to report that, subject to stock exchange approvals, it has negotiated a non-brokered private placement to raise up to $1 million by the issuance of approximately 3.33 million units at $0.30 per unit.  Each unit will consist of one common share and one share purchase warrant, and each warrant will entitle the holder to purchase one common share for a three year period at $0.35 per share.

The financing will be undertaken with several institutional and other accredited investors, directors and employees of the company.  A finder’s fee will be payable in connection with a portion of the financing.  The proceeds of the offering will be used to identify acquisition opportunities, develop CIBT’s business, and for general working capital purposes.

The shares and warrants to be issued in this private placement have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or applicable exemption from such registration.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.